Blockchain Moon Acquisition Corp.

4651 Salisbury Road, Suite 400

Jacksonville FL, 32256

October 13, 2021

VIA EDGAR
Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Michael Purcell

RE:	Blockchain Moon Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-259770) (the “Registration Statement”)

Dear Mr. Purcell:

On October 12 2021, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. on Thursday, October 14, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

Blockchain Moon Acquisition Corp.

By:	/s/ Enzo A. Villani

Name:	Enzo A. Villani
Title:	Chief Executive Officer